

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2022

Thomas Shannon
Chief Executive Officer
Bowlero Corp.
7313 Bell Creek Road
Mechanicsville
Virginia, 23111

      Re: Bowlero Corp.
          Registration Statement on Form S-1
          Filed January 14, 2022
          File No. 333-262179

Dear Mr. Shannon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at 202-551-4695 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: David Huntington